

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 21, 2008

Mr. Stephen Miley, MD
Chief Executive Officer
Axcess Medical Imaging, Corporation
600 North Cattleman Road
Sarasota, FL 34232

Re: Axcess Medical Imaging Corporation
Item 4.01 Form 8-K
Filed July 17, 2008
File No. 000-52563

Dear Mr. Miley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please disclose whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with Kenne Ruan, CPA, P.C. (the "Former Auditor") or reportable events. Your current disclosure in the third paragraph of Item 4.01 covers the period from the date of engagement through the date you informally dismissed the Former Auditor; it should cover the period through the date you formally dismissed them. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

2. Please include an updated letter from your Former Auditor addressing your revised disclosures as Exhibit 16 letter to your Form 8-K/A.

3. We note that Firstway Enterprises, Inc. acquired U.S. Imaging Holding LLC on May 2, 2008 in a reverse merger transaction. It appears that you have severed the relationship with your Former Auditor and your current accountant is RGSM LLP. Please tell us whether a new independent accountant has been engaged to audit your financial statements. If so, provide the requisite disclosures set forth by Item 304(a)(2) of Regulation S-K within an Item 4.01 Form 8-K.

Closing Comment

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688, if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief